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Exhibit 99.1

21Vianet Announces Proposed Offering of US$525 million Convertible Senior Notes

        BEIJING, January 21, 2021 (GLOBE NEWSWIRE)—21Vianet Group, Inc. (Nasdaq: VNET) ("21Vianet" or the "Company"), a leading carrier-neutral and cloud-neutral data center services provider in China, today announced a proposed offering (the "Notes Offering") of US$525 million in aggregate principal amount of convertible senior notes due 2026 (the "Notes") subject to market conditions and other factors. The Company intends to grant the initial purchasers in the Notes Offering a 13-day option to purchase up to an additional US$75 million in aggregate principal amount of the Notes. The Company plans to use the net proceeds from the Notes Offering for expanding data center infrastructure, repaying the Company's outstanding senior notes due 2021 and other general corporate purposes.

        When issued, the Notes will be general, unsecured obligations of 21Vianet. The Notes will be convertible into cash, the Company's American Depositary Shares (the "ADSs"), each currently representing six Class A ordinary shares of the Company, or a combination of cash and ADSs, at the Company's election. The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes Offering.

        The Notes will be offered in the United States to persons reasonably believed by the initial purchasers to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The Notes, any ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

        This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

        This press release contains information about the pending offering of the Notes, and there can be no assurance that the Notes Offering will be completed.

About 21Vianet

        21Vianet Group, Inc. is a leading carrier- and cloud-neutral data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and VPN services to improve the reliability, security and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in 21Vianet's data centers and connect to China's internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

        This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about 21Vianet's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these and other risks is included in 21Vianet's reports filed with, or furnished to, the SEC. All information provided in this press release is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.
Rene Jiang
+86 10 8456 2121
IR@21Vianet.com

Julia Jiang
+86 10 8456 2121
IR@21Vianet.com

ICR, Inc.
Xinran Rao
+1 (646) 405-4922
IR@21Vianet.com

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  Exhibit 99.1
21Vianet Announces Proposed Offering of US$525 million Convertible Senior Notes